Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Intends to Purchase up to 10M Shares Through Private Agreements

Purchases will be part of previously announced buyback program

NEW YORK, August 25, 2015 –Thomson Reuters (NYSE / TSX: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it intends to purchase up to 10 million of its common shares through private agreements with four arm’s-length third-party sellers. Any shares purchased under these agreements will count towards the company’s existing normal course issuer bid (NCIB), which allows it to buy back up to 30 million common shares between May 28, 2015 and May 27, 2016. The Ontario Securities Commission (OSC) has issued three issuer bid exemption orders permitting the company to make private agreement purchases for up to 10 million shares, which represents no more than one third of the maximum number of shares that may be purchased under the NCIB.

In May 2015, the company announced that it plans to buy back up to US$1.0 billion of its common shares by the end of 2016.

The price that Thomson Reuters will pay for its common shares through private agreements will be at a discount to the prevailing market price on the Toronto Stock Exchange (TSX) at the time of purchase, may be made in one or more trades over time, and must otherwise comply with the terms of the OSC’s orders. Decisions regarding any future repurchases, including through private agreements, will be based on market conditions, share price and other factors, including opportunities to invest capital for growth.

Information regarding each private purchase, including the number of common shares purchased and aggregate purchase price, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of any such purchase.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s intention to purchase shares through private agreements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Intends to Purchase up to 10M Shares Through Private Agreements

CONTACTS

MEDIA Andrew Green Corporate Affairs +1 646 223 4228 Andrew.green@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com